February 21, 2007

Via EDGAR and Overnight Delivery

Donald C. Hunt

U.S. Securities and Exchange Commission

100 F Street, N.W.

Mail Stop 6010

Washington, DC 20549

Re:	SenoRx, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed on August 9, 2006 (File No. 333-134466)

Dear Mr. Hunt:

On behalf of SenoRx, Inc. (“SenoRx” or the “Company”), we are responding to the Staff’s letter dated August 17, 2006 (the “Comment Letter”), relating to the above-referenced Amendment No. 2 to Registration Statement on Form S-1 (the “Registration Statement”). In response to the comments set forth in the Comment Letter, the Registration Statement has been amended and SenoRx is filing pre-effective Amendment No. 3 to the Registration Statement (“Amendment No. 3”) with this response letter. Amendment No. 3 includes certain updated disclosure and financial statements for year ended December 31, 2006, information required by the new executive compensation rules and the currently anticipated terms of our offering, including a price range of $11.00 to $13.00 per share, the issuance of up to 6,325,000 shares (which includes 825,000 shares issuable pursuant to the underwriters’ over-allotment option) and related changes. For your convenience, we have repeated the Staff’s comments below in bold face type before each of our responses below. The numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. References to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

Executive Compensation, page 68

1.	Please expand your executive compensation section and summary compensation table on page 68 to disclose the warrant you issued to Lloyd Malchow that is referenced on page F-23.

In response to the Staff’s comment, we have disclosed the terms of the warrant issued to Lloyd Malchow under the Compensation Discussion and Analysis section on page 71 and have reported the shares underlying the warrant in the Equity Incentive Awards Outstanding as of December 31, 2006 table on page 77.

Financial Statements, page F-1

Note 8 – Warrants, page F-22

1.	Please refer to prior comment 6. We note from your response that the number of warrants and exercise price per share represents the historical pre-split amounts. In the audit report on page F-2 and on page F-9, we note that the financial statements should include the effects of the 1-for 3.5 reverse stock split. Please revise or advise.

Donald C. Hunt

U.S. Securities and Exchange Commission

February 21, 2007

We respectfully advise the Staff that, as indicated on pages F-2 and F-9, the 1-for-3.5 reverse stock split is only applicable to the Company’s common stock. The warrants discussed on page F-27 are warrants to purchase Series C preferred stock. As such, the Company’s reverse stock split does not affect the preferred stock warrants on a historical basis as presented in the F pages. The conversion ratio of each preferred stock series into common stock has been adjusted for the reverse stock split, as indicated on page F-21. When the preferred stock is converted into common stock upon the closing of an initial public offering, the warrants to purchase 1,617,169 shares of Series C preferred stock at $1.96 per share will become warrants to purchase 462,046 shares of common stock at $6.86 per share. The “as converted” amounts herein are presented on the Offering page of the prospectus. To further clarify this matter, we have revised the title of footnote 9 of the annual financial statements from “Warrants” to “Preferred Stock Warrants,” have added the number of shares and per share amounts of common stock these preferred stock warrants would convert into, and have added the words “preferred stock” in front of “warrants” in several places within the financial statements.

Interim Financial Statements, page F-27

Note 6. Subsequent Events, page F-36

2.	Please revise your balance sheet to report hybrid financial instruments measured at fair value under the election in SFAS 155 by (a) displaying a separate line item for the fair value and non-fair-value carrying amounts of liabilities or (b) presenting the aggregate of those fair value and non-fair-value amounts and parenthetically disclosing the amount of fair value included in the aggregate amount. Please see paragraph 4(e) of SFAS 155.

Based upon our conversation with David Burton, we understand that this comment has been withdrawn.

We would very much appreciate the Staff’s prompt review of Amendment No. 3. Should you have any follow-up questions, please call me at (650) 320-4872.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

David J. Saul